                                             As filed pursuant to Rule 424(b)(3)
                                             under the Securities Act of 1933
                                             Registration No. 333-72785


                                   PROSPECTUS


                                2,596,879 SHARES

                           COMMON STOCK, NO PAR VALUE

            71,250 CLASS C REDEEMABLE COMMON STOCK PURCHASE WARRANTS

                            THE KUSHNER-LOCKE COMPANY


         The shareholders of The Kushner-Locke Company listed below may offer and sell up to 2,596,879 shares of Kushner-Locke Common Stock and 71,250 Class C Redeemable Common Stock Purchase Warrants under this prospectus. We will not receive any part of the proceeds from any such sale.

         Upon exercise of the 791,667 Class C Redeemable Common Stock Purchase Warrants currently outstanding, the holders of such warrants may offer and sell up to 791,667 shares of Common Stock under this Prospectus. We will receive gross proceeds of approximately $5,433,000 if all of such warrants are exercised. In addition, upon exercise of 71,250 Class C Redeemable Common Stock Purchase Warrants issuable upon exercise of an outstanding warrant, we will receive additional gross proceeds of approximately $489,000.

         Upon exercise of certain warrants and options and/or upon conversion of certain convertible securities currently outstanding, the holders thereof may offer and sell up to 537,295 shares of Common Stock under this Prospectus. We will receive gross proceeds of approximately $5,213,000 if all such warrants and options are exercised.

         The selling shareholders may offer their stock through public or private transactions, on or off a United States exchange, at prevailing market prices, or at privately negotiated prices.

         Our Common Stock is listed on the NASDAQ National Market under the symbol "KLOC" and on the Pacific Stock Exchange under the symbol "KLO."
Our Class C Redeemable Common Stock Purchase Warrants are listed on the NASDAQ National Market under the symbol "KLOCZ."

  THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING
              ON PAGE 5 FOR A DISCUSSION OF SOME OF THESE RISKS.

                                   ----------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is March 2, 1999

                               ABOUT KUSHNER-LOCKE

GENERAL

         The Kushner-Locke Company is a leading independent entertainment company which principally develops, produces, and distributes original feature films and television programming. Our feature films are developed and produced for the theatrical, made-for-video and pay cable motion picture markets. Our television programming has included television series, mini-series, movies-for-television, animation, reality and game show programming for the major networks, cable television, first-run syndication and international markets.

         We established our feature film production operations in 1993. In 1994, we established an international theatrical film subsidiary to expand into foreign theatrical distribution. In 1995, we formed KLC/New City Tele-Ventures ("KLC/New City"), a joint venture 82.5% owned by us, to acquire films for distribution through emerging new delivery systems, including pay cable, pay-per-view, basic cable, video-on-demand and satellite systems. In late 1997, we acquired control of 800-U.S. Search, a leading provider of fee-based public record search and other customized individual reference services. In February 1998, we established KL/Phoenix, an 80% owned entity, which distributes feature films, television and video product throughout Latin America and to launch a 24 hour Spanish language movie channel called Gran Canal Latino.

         In 1997 we entered into an agreement in principle with Universal Studios, Inc., whereby we have the right to distribute in international territories up to nine moderate to high-budget motion pictures over a three-year period.

         Our feature film activities can be grouped into three areas: production and distribution of a limited number of higher-budget films intended for wide-screen domestic theatrical release, production and distribution of low-to-moderate budget films released direct-to-video or on pay cable television, and distribution licensing of acquired film rights. In certain cases, our low-to-moderate budget films may have a limited theatrical release or a pay cable premiere before being released in home video.

         In addition, we continue to acquire domestic cable rights for films for distribution through KLC/New City, including over 125 low budget feature films which are distributed to the pay-per-view, pay cable, basic cable and other ancillary markets. We also continue to acquire the international distribution rights to films for distribution through Kushner Locke International, Inc.

         Since we commenced our business in 1983, we have produced or distributed over 1,000 hours of original television programming, including various television series, movies-for-television and mini-series.

         We own 50% of TV First, a partnership that purchases media time for Christian music infomercials and commenced retail marketing of compact discs and audio and video cassettes in fiscal 1999.

         Our executive offices are located at 11601 Wilshire Boulevard, Suite 2100, Los Angeles, California 90025, and our telephone number is (310) 481-2000.


800-U.S. SEARCH

         General. 800-U.S. SEARCH (referred to in this prospectus as "Search"), an 80% owned subsidiary, is a leading provider of fee-based public record search and other customized individual reference services. Search uses a wide variety of public records and other publicly available information pertaining to individuals.

         Search's services are marketed through its branded "Public Records Portal" Internet Website 1800USSEARCH.COM and through its direct response 1
(800) US-SEARCH telephone number. In January 1999, Search introduced Internet based "Instant Searches," which instantly displays the results of people locate searches and national death certificate searches. Search operates a 24 hour, seven days a week sales and service



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
center, where its employees research, aggregate and cross-check data from a wide variety of sources. Research results are placed in a pre-formatted template and then delivered to Search's customers via e-mail, fax or U.S. mail.

         Search continues to develop new technologies to provide access to public record information databases in a convenient, cost-saving and valuable way.

         Search's executive offices are located at 9107 Wilshire Blvd., Suite 700, Beverly Hills, California 90210, and its telephone number is (310) 553-7000.

GRAN CANAL LATINO

         In November 1998, we launched Gran Canal Latino, our first satellite channel, through KL/Phoenix. KL/Phoenix is a newly-formed 80%-owned subsidiary. Gran Canal Latino broadcasts 24 hours a day, with a selection of Spanish language films mostly from Spain. Gran Canal Latino's satellite transmission reaches the United States and all of Latin America including Mexico. Under a distribution arrangement with Enrique Cerezo, we are broadcasting selections from 1,500 Spanish language movie titles.

CERTAIN DEVELOPMENTS

         In December 1998, we sold and issued to certain accredited investors 1,200,000 shares of Common Stock in a $6,000,000 private placement with Allen & Company, Incorporated as placement agent. We received net proceeds of approximately $5,673,000 after deducting a 5% placement agency fee and certain reimbursable expenses of Allen & Company. The Common Stock was issued pursuant to exemptions from the registration requirements of the Securities Act of 1933 and the related regulations. All of such shares of Common Stock are being registered for resale in the registration statement of which this Prospectus is a part.



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
         In January 1999, we agreed to provide up to $5,500,000 of bridge financing to Search for working capital in the form of convertible subordinated notes (the "Notes"). The Notes will be convertible in whole or in part into Search common stock at the rate of one share of Search common stock per $2,000 of principal amount of the Notes. Search will pay us an origination fee of 10% of the amount loaned to Search, issue warrants to purchase up to 500 shares of Search common stock at an exercise price of $2,500 per share, and issue warrants to purchase up to an additional 500 shares of Search common stock at an exercise price of $3,000 per share. The warrants will be proportionately reduced in the event we do not loan at least $5,000,000 to Search. As a result of this financing, our percentage ownership in Search may increase above 80% (as of February 22, 1999).



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
                                  RISK FACTORS

         Before you invest in our common stock, you should be aware that there are various risks, including those described below, that may affect our business, financial condition and results of operations. We caution you, however, that this list of risk factors may not be exhaustive, particularly with respect to future filings.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

         You should be aware that this prospectus contains forward-looking statements. Forward looking statements discuss future expectations, contain projections of results of operations or financial condition, or general business prospects. Words such as "expects," "may," "will," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions often identify forward-looking statements. The forward-looking statements in this prospectus reflect the good faith judgment of our management. However, forward-looking statements can only be based on facts and factors currently known. Consequently, actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You should carefully consider the risk factors described below together with all of the other information included or incorporated by reference in this prospectus before you decide to purchase any securities.

LIQUIDITY AND FINANCING REQUIREMENTS.

         In December 1998, our banks increased our maximum syndicated revolving credit facility to $75 million from $60 million. As of March 1, 1999, the balance of such credit facility was approximately $62 million, leaving approximately $6 million available out of a $68 million borrowing base.

         We require substantial working capital to fund our current business and potential future growth. We have experienced negative cash flow from operations over the past three fiscal years and expect to continue to experience significant negative cash flow from operations in the future. We currently believe that our existing capital resources may not be sufficient to fund all activities in our current business plan for the next 12 months. We will seek other sources of financing during the next 12 months. We will need to raise additional funds in order to (1) support more rapid production and distribution,
(2) develop new or enhanced products or services, (3) respond to competitive pressures, (4) acquire complementary businesses or technologies, (5) provide additional working capital to fund the operations of Search or (6) respond to unanticipated events. Our future liquidity and capital requirements will depend upon numerous factors, many of which are outside our control, including the success of our existing and new products or service offerings and competing technological and market developments.

         Any additional equity financing may dilute existing shareholders. If new equity securities are issued, the percentage ownership of our shareholders prior to such issuance will be reduced and the net book value of their shares may be diluted. Any possible debt financing, including further increases of our syndicated revolving credit agreement, if available, may involve covenants limiting or restricting our operations or future opportunities.

         We may be unable to raise additional funds when needed on terms we consider to be favorable or acceptable. If such funds are unavailable when required or on acceptable terms, we may be unable to (1) develop or enhance our products or services, (2) take advantage of future opportunities or (3) respond to competitive pressures or unanticipated requirements. Any of such limitations could materially and adversely effect on our business, financial condition, results of operations and prospects.

VARIABILITY OF QUARTERLY RESULTS; PRIOR LOSSES.

         Our operating revenues, cash flow and net earnings historically have fluctuated significantly from quarter to quarter, depending in large part on the delivery or availability dates of our programs and product and the amount of production costs incurred and amortized in the period. Therefore, year-to-year comparisons of quarterly results may not be meaningful and quarterly results during the course of a fiscal year may not be indicative of results expected for



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
the entire fiscal year. In addition, primarily as a result of significant net losses in fiscal 1993, 1994, 1995, 1997, 1998 and 1999, we had an accumulated deficit of approximately $20,080,000 at December 31, 1998.

DEPENDENCE ON A LIMITED NUMBER OF PROJECTS.

         We depend on a limited number of films, television programs and other projects that change from period to period for a substantial percentage of our revenues. The change in projects from period to period is due principally to the opportunities available to us and to audience response to our films and programs which are unpredictable and subject to change. During fiscal 1998, we recognized approximately 35% of revenues from the delivery and/or availability of 25 feature films, and approximately 24% of revenues from the delivery and/or availability of a network series and two first run syndication television series. During fiscal 1997, we recognized approximately 35% of revenues from the delivery and/or availability of 18 feature films and approximately 40% of revenues from the delivery and/or availability of two network series and two first run syndication television series.

         The loss of a major project, unless replaced by new projects, or the failure or less-than-expected performance of a major project could have a material adverse effect on our results of operations and financial condition as well as the market price of our securities. We may be unable to generate the same level of new projects as we have in the past. Further, the projects we release may be unsuccessful.

CERTAIN ACCOUNTING POLICIES; AMORTIZATION OF FILM COST.

         We generally recognize program or film revenues when a program or film is either delivered or available for delivery. Capitalized production costs are amortized each period based upon the current period's gross revenues versus management's estimate of anticipated total gross revenues from the program or film during its useful life. Accordingly, if management reduces its estimate of the future revenues of a program or film, a significant write-down and a corresponding decrease in earnings could result in the quarter and fiscal year in which such write-down is taken.

DEPENDENCE ON KEY PERSONNEL.

         KUSHNER-LOCKE. We are dependent on the efforts and abilities of Donald Kushner and Peter Locke, our founders and principal executive officers, and certain other members of senior management. We have obtained and we are the beneficiary of term life insurance policies on each of the lives of Messrs. Kushner and Locke in the amount of $5,000,000 each. Our business may be materially adversely affected if Messrs. Kushner or Locke, or one or more other key personnel were to leave. The syndicated revolving credit agreement with Chase Manhattan Bank, as agent, includes as events of default (1) the failure of either Messrs. Kushner or Locke to be our Chief Executive Officer or (2) any person or group acquiring ownership or control of our capital stock having voting power greater than the voting power at the time controlled by Messrs. Kushner and Locke combined (other than an institutional investor able to report its holdings on Schedule 13G which holds no more than 15% of such voting power). Such an event of default could occur and if it occurs, the bank may not waive such default.

         SEARCH. Search's success also depends to a significant degree upon the continued contributions of its executive management team, including Peter Locke and Donald Kushner. Search's success will also depend upon its technical, marketing and sales personnel. Search's employees, including its senior management, generally may voluntarily terminate their employment with Search at any time and competition for qualified employees is intense. Search's success also depends upon its ability to attract and retain additional highly qualified senior management and technical, sales and marketing personnel to supplement existing personnel. The process of locating and hiring such personnel with the combination of skills and attributes required to carry out Search's strategy is often lengthy and potentially costly. The loss of the services of key personnel or the inability to attract additional qualified personnel to supplement or, if necessary, to replace existing personnel, could have a material adverse effect on our business, financial condition, results of operations and prospects.



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
PRODUCTION DEFICITS.

         The revenues from pre-sales, output arrangements and the initial licensing of television programming or films may be less than the associated production costs. Our ability to cover the production costs of particular programs or films is dependent upon the availability, timing and the amount of such revenues obtained from third parties. In any event, we are generally required to fund at least a portion of production costs, pending receipt of such revenues, out of our lines of credit or working capital. Although our strategy generally is not to commence principal photography without first obtaining commitments which cover all or substantially all of the budgeted production costs, from time to time we may commence principal photography without having such commitments. In the past, we have commenced principal photography on a limited number of projects prior to obtaining commitments which cover substantially all of the budgeted production costs but were able subsequently to obtain commitments to cover substantially all of such costs. Each such project was one which we believed would be successful and for which we determined it was necessary to begin principal photography quickly. We may be unable to cover project costs in the future if we were to undertake projects prior to making adequate pre-sales.

TELEVISION AND FEATURE FILM INDUSTRIES.

         The production and distribution of feature films and television programs involves a substantial degree of risk. The success of an individual feature film or television program depends upon subjective factors, such as the personal tastes of the public and critics, and alternative forms of entertainment. These factors do not necessarily bear a direct correlation to the costs of production and distribution. There is a risk that some or all of our projects will not be successful, resulting in costs not being recouped and losses being incurred.

         The networks typically pay license fees for television projects equal to approximately 70-90% of the production budget as the project is being produced. Foreign sales, which are typically paid when the project is made available or delivered to broadcasters, usually cover the remainder of the production budget. However, with feature film production, approximately 80-100% of the production budget is covered by foreign and domestic sales which are typically payable when the project is available for release in different media. We have become increasingly subject to the risk of the longer lead times for completion of new product and receipt of related cash flow from feature films as we have shifted our product mix to more network television and feature films from exclusively network television programs.

COMPETITION.

         KUSHNER-LOCKE. Competition in the motion picture, television and satellite distribution industries is intense. We compete with the major motion picture studios, numerous independent producers of feature films and television programming and the major U.S. networks for the services of actors, other creative and technical personnel, creative material and, in the case of network television programming, for the limited number of time slots for episodic series, movies-of-the-week and mini-series. Many of our principal competitors have greater financial, distribution, technical and creative resources than we do.

         SEARCH. The individual reference service industry is highly competitive and highly fragmented. Search's primary current competitors in the area of person locator searches include major telephone companies and other third parties who publish free printed or electronic directories and private investigation firms. Search's primary competitors for individual background searches include such companies and firms, as well as LEXIS-NEXIS, a division of Reed Elsevier Inc., The Dun & Bradstreet Corporation, Reuters Limited, Avert, Inc., and a significant number of companies operating on either a national scale or a local or regional basis. Many of these companies have greater financial and marketing resources than Search and may have significant competitive advantages through other lines of business and existing business relationships.

         Search also competes with online services and other Web site operators, as well as traditional media such as television, radio and print, for a share of advertisers' total advertising space or programs. Furthermore, additional major Internet and other companies with financial and other resources greater than those of Search may introduce



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new Internet products and services in direct competition with Search. Search's competitors or potential competitors may develop services that are superior to those of Search, develop services less expensive than those of Search or achieve greater market acceptance with their services than Search achieves with its services.

RELIANCE ON STRATEGIC RELATIONSHIPS IN INTERNET MARKET.

         An important element of Search's current business strategy is to enter into agreements with Internet companies to direct and attract traffic to Search's Web site. Search has recently entered into agreements with Internet companies to expand opportunities to attract page views to Search's Web site and generate sales. Search expects to enter into similar agreements in the future. Search anticipates that certain up-front and continuing payments and royalty payments pursuant to such agreements will constitute a significant portion of its expenses in future periods. Search's success will depend upon the ability of Search to maintain these relationships and develop additional such relationships, and upon these arrangements generating page views to Search's Web site and ultimately sales of our services. Search may not maintain its existing relationships or enter into new relationships with Internet companies, and Search may not generate sales from such relationships. Any early termination of certain existing agreements, or failure after termination to enter into or to renew agreements with Internet companies on terms favorable to Search, could have a material adverse effect on our business, financial condition, results of operations and prospects.

UNCERTAIN ACCEPTANCE AND MAINTENANCE OF THE 1-800-USSEARCH BRAND.

         We believe that establishing and maintaining the 1-800-USSearch brand through its marketing campaign and creation of consumer confidence in Search's services is critical to its efforts to attract customers to its Web site. We will be unsuccessful in promoting and maintaining Search's brand if Search's capital resources are not sufficient to maintain current and anticipated future levels of advertising or if customers do not perceive the content of Search's services to be of high quality. Our business, financial condition, results of operations and prospects may be materially and adversely affected as Search incurs additional expenses to improve its services and promote and maintain its brand.

RISKS ASSOCIATED WITH OFFERING NEW SERVICES.

         Search plans to introduce new and expanded services in order to generate additional revenues and attract more customers. Search may be unable to offer new services in a cost-effective or timely manner or customers may not accept any such efforts. If offered and accepted, such new services may be unprofitable. Any new service launched by Search that is not favorably received by customers could damage Search's reputation for existing services or its brand name.

         Expansion of Search's services in this manner will also require significant additional expenses and development and may strain our management, financial and operational resources. Search's inability to generate revenues from such expanded services sufficient to offset their cost could have a material adverse effect on



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our business, financial condition, results of operations and prospects. Finally, certain new services, such as background checks, may be subject to state licensing requirements. We may be unable to offer such services in one or more jurisdictions if Search is unable to obtain required licenses.

RAPIDLY CHANGING TECHNOLOGY, STANDARDS AND CONSUMER DEMANDS.

         The markets for Search's services are characterized by rapidly changing technology, emerging industry standards and customer requirements that are subject to rapid change and frequent new service introductions. These characteristics are exacerbated by the emerging nature of the electronic commerce market and the expectation that many companies may introduce new Internet products and services addressing this market in the near future. Search may be unsuccessful in developing new services or enhancing its existing service on a timely basis. If Search develops new services or enhances existing services, such services may not effectively address customer requirements and achieve market acceptance. Our business, financial condition, results of operations and prospects would be materially and adversely affected if Search, for technological or other reasons, is unable to develop and enhance such services in a manner compatible with emerging industry standards and that allows it to attract and expand a customer base.




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


RISK ASSOCIATED WITH REGULATORY MATTERS.

         FINANCIAL INTEREST AND SYNDICATION RULES. The Federal Communications Commission ("FCC") repealed its financial interest and syndication rules, effective as of September 21, 1995. Those FCC rules, which were adopted in 1970 to limit television network control over television programming and thereby foster the development of diverse programming sources, had restricted the ability of the three established, major U.S. television networks (i.e., ABC, CBS and NBC) to own and syndicate television programming. We believe that there has been an increase in in-house productions of programming for the networks' own use and potentially a decrease of programming from independent suppliers such as us.

         LOCAL CONTENT AND QUOTA REQUIREMENTS. Our programming may be subject to local content and quota requirements, and/or other limitations, in international markets which prohibit or limit the amount of programming produced outside of the local market. Such restrictions, or new or different restrictions, could have an adverse impact on our operations in the future should we be unable to perform under those requirements or limitations. We believe these requirements have not affected our licensing of programs in international markets to date.

         FCRA AND ADA. In connection with certain services Search provides, particularly individual background checks used for certain purposes, Search may be considered a "consumer reporting agency" as such term is used in the Fair Credit Reporting Act, as amended ("FCRA"), and, therefore, may be required to comply with the various consumer credit disclosure requirements of the FCRA. While Search intends to comply with the FCRA as a "consumer reporting agency" in connection with providing individual background checks for employment purposes in the future, the procedures which we implement may be deemed insufficient. Search's limited procedures to date to avoid being regulated as a consumer reporting agency by attempting to restrict its individual background check service to permissible purposes (which do not permit use for employment purposes) may be deemed insufficient. Willful or negligent noncompliance with the FCRA, including with respect to Search's prior operations, could result in civil liability to the subjects of reports.

         The Americans with Disabilities Act of 1990 ("ADA") contains pre-employment inquiry and confidentiality restrictions designed to prevent discrimination in the hiring process against individuals with disabilities. The use by Search's customers of certain information sold to them is also regulated, both in respect to the type of information and the timing of its use by the ADA. There are a number of states which have laws similar to the FCRA, and some states which have laws more restrictive than the ADA. Many state laws limit the type of information which can be made available to the public. Certain state laws may require Search to be licensed in order to conduct its background check business within those states. Customers in such states can access Search's Web site, which may subject Search to the laws of such states because residents of such state order services through Search's Web site and Search mails, faxes or e-mails reports to the resident within such state. In the event Search is determined to have violated any of the federal or state laws referred to herein, Search could be subject to substantial civil and/or criminal liability which would have a material adverse effect on our business, financial condition, results of operations and prospects.

         PRIVACY AND CONSUMER ISSUES. Many privacy and consumer advocates and federal regulators have become increasingly concerned with the use of personal information, particularly consumer credit reports (which Search does not provide). Search uses the social security numbers of individuals to search various databases,



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including those of consumer credit reporting agencies. Attempts have been made and can be expected to continue to be made by various federal regulators and organized groups to adopt new or additional federal and state legislation to regulate the use of personal information. Federal and/or state laws relating to access and use of personal information, in particular, and privacy and civil rights, in general, amended or enacted in the future could materially adversely impact our business, financial condition, results of operations and prospects.

         GENERAL BUSINESS ISSUES. Search is also subject to regulations applicable to businesses generally and laws or regulations directly applicable to access to online commerce. A number of new or changed laws, governmental policies and/or regulations may be adopted, or cases may be decided, with respect to the Internet or commercial online services covering issues such as property ownership, user privacy, libel, pricing, acceptable content, copyrights, trademarks and/or other intellectual property rights, distribution, taxation, access charges and other fees, and quality of products and services. Such laws, governmental policies and/or regulations could significantly increase the costs incurred by Internet Service Providers ("ISPs"), and such increased costs could be passed along to Internet end users who obtain access to the Internet from such ISPs, with such cost increases possibly taking the form of increased end user fees. This could result in increased costs being passed along to Search and ultimately to end users. Such cost increases could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Certain telephone carriers have petitioned governmental bodies to regulate ISPs and online service providers in a manner similar to long distance telephone carriers and to impose access fees on ISPs and online service providers because of the Internet's increasing burden on the existing telecommunications infrastructure and resulting interruptions in phone service, the present policy of the Federal Communications Commission of not imposing access charges or Universal Service Fund funding obligations on ISPs, the ability of ISPs to route long distance telephony-type traffic over the Internet in competition with the services of traditional long distance telephone carriers, or for other competitive concerns. The costs of communicating on the Internet would increase substantially if any of these petitions or the relief sought therein is granted, potentially adversely affecting the growth in use of the Internet.

         It is possible that the governments of other states or foreign countries might attempt to regulate Search's business or levy sales or other taxes relating specifically to the activities engaged in by Search due to the global nature of the Internet. Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject Search to additional state sales and income taxes. There is no assurance that state or foreign governments will not allege or charge violations of local laws, that Search might not unintentionally violate such laws or that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing developments could have a material adverse effect on our business, financial condition and results of operations.

RISKS ASSOCIATED WITH DOMAIN NAMES.

         Search currently holds various Web domain names relating to its brand, including the 1800USSEARCH.COM domain name. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names and such regulation is subject to change. Governing bodies may establish additional top-level domain names, appoint additional domain name registrars or modify the requirements for holding domain names. Search may be unable to acquire or maintain relevant domain names in all countries in which it conducts business. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is uncertain at present. Search may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights. Any such inability could have a material adverse effect on our business, financial condition, results of operations and prospects.

YEAR 2000 COMPLIANCE.

         The "Year 2000 Issue" is typically the result of certain firmware limitations and of limitations of certain software written using two digits rather than four to define the applicable year. If software and firmware with



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
date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, interruptions in customer service operations, a temporary inability to process transactions, conduct searches, or engage in similar normal business activities.

         We use off-the-shelf and custom software developed internally and by third parties. We believe that most of our off-the-shelf software is Year 2000 compliant. While we do not currently believe it to be the case, we may be required to modify or replace significant portions of our software to be year 2000 compliant. The failure of our systems or firmware may have a material adverse effect on our business, financial condition, results of operations and prospects.

         Search depends on information contained primarily in electronic format in databases and computer systems maintained by third parties. We do not currently have any information concerning the Year 2000 compliance status of our suppliers, customers and Search's Internet service providers. The disruption of such third-party systems and the supply of information provided through such systems could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, Search relies on the integration of various systems in aggregating the content from multiple sources. The failure of any of those systems as a result of Year 2000 compliance issues could prevent Search from delivering its products and services, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

         We have not yet fully developed a comprehensive contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. We are currently developing contingency plans which we expect to be developed in detail and expanded during 1999. We may be unable to develop a contingency plan that will adequately address all Year 2000 issues. Our failure to develop and implement, if necessary, an appropriate contingency plan could have a material impact on our business, financial condition, results of operations and prospects.

         We are also vulnerable to external forces that might generally affect industry and commerce, such as utility or transportation company or Internet Year 2000 compliance failures and related service interruptions. Any significant interruption of general access to, or the customary function and operations of, the Internet could have a material adverse effect on our business, financial condition, results of operations and prospects.

         Some commentators have predicted significant litigation regarding Year 2000 compliance issues. It is uncertain whether or to what extent we may be affected because of the unprecedented nature of such litigation. Although we currently believe that this issue will not pose significant operational problems, delays in the modification or conversion of our systems, or those of our vendors and suppliers of services, or the failure to fully identify all Year 2000 dependencies in our systems could have a material adverse effect on our business, financial condition, results of operations and prospects. Through January 31, 1998 we incurred no material year 2000 remediation costs, and presently anticipate incurring no material remediation costs in the future.

LABOR RELATIONS.

         We and certain of our subsidiaries are parties to several collective bargaining agreements. Our union contracts are industry-wide and our labor relations are not entirely dependent on our activities or decisions alone. A labor dispute or strike could have a material adverse effect on our future business, financial condition, results of operations and prospects.

ABSENCE OF CASH DIVIDENDS.

         We have never paid any cash dividends and have no present intention to declare or to pay cash dividends. The payment of dividends also is restricted by covenants in our credit agreement and the indentures and fiscal agency agreements under which our Convertible Subordinated Debentures were issued. It is our present policy to retain any earnings to finance our business growth and development.

NO ASSURANCE OF PUBLIC MARKET.

         Our Common Stock and our Class C Redeemable Common Stock Purchase Warrants are currently listed on the NASDAQ National Market. We may be unable to maintain our listings. It is possible that no adequate market for either our Common Stock or our Class C Redeemable Common Stock Purchase Warrants will exist or, if either of such markets exist, that either will continue.

SHARES AVAILABLE FOR FUTURE SALE.

         Substantially all of the 11,250,313 shares of Common Stock outstanding as of March 1, 1999 and the 3,807,468 shares of Common Stock issuable upon exercise of outstanding options or warrants or upon conversion of outstanding convertible subordinated debentures will be freely tradeable in the public markets pursuant to a registration statement or available exemption from registration. Approximately 3,690,384 of such shares are issuable at or below $10.00 per share. The availability or perception of availability of shares for public sale may have a depressive effect on the market price of the Common Stock.

WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W.,Washington, D.C., 20549, or the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at "HTTP://WWW.SEC.GOV" or on our Website at "HTTP://WWW.KUSHNER-LOCKE.COM."

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         - Our Annual Report on Form 10-K for the fiscal year ended September 30, 1998 as amended on Forms 10-K/A filed on January 28, 1999 and February 22, 1999.

         - Our quarterly report on Form 10-Q for the quarter ended December 31, 1998 filed on February 16, 1999.

         -        Our registration statement on Form 8-A filed on July 16, 1996

         We will provide a copy of the documents incorporated by reference upon your request. You may request a copy of these filings, at no cost, by writing or telephoning our Senior Vice President and Chief Financial Officer, Mr. Robert Swan, at the following address:

         The Kushner-Locke Company
         11601 Wilshire Blvd. 21st Floor
         Los Angeles, California 90025
         (310) 481-2000

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                 USE OF PROCEEDS

         All net proceeds from the sale of the Common Stock or Class C Redeemable Common Stock Purchase Warrants covered by the prospectus will go to the shareholders who offer and sell their securities. Accordingly, we will receive no proceeds from the sale of such securities.

         If exercised, we will receive proceeds from the exercise of warrants and options, as follows:

         RAS Securities, Inc. Warrants. In 1994, RAS Securities, Inc. was the placement agent in connection with our offering and sale of our 8% Convertible Subordinated Debentures and 9% Convertible Subordinated Debentures. As part of such transactions, we issued to RAS Securities warrants to purchase up to $1,479,000 principal amount of the 8% Debentures and up to $404,000 principal amount of the 9% Debentures. The 8% Debentures are convertible into approximately 171 shares, as adjusted to date, of Common Stock per $1,000 of principal amount of 8% Debentures, and the 9% Debentures are convertible into approximately 105 shares, as adjusted to date, of Common Stock per $1,000 of principal amount of 9% Debentures. The exercise price of each of these warrants is $1,200 per $1,000 of principal amount of each class of convertible subordinated debentures. Accordingly, if the current holders were to exercise all of such warrants, we would receive gross proceeds of approximately $1,775,000 from the 8% Debentures and $485,000 from the 9% Debentures.

         Imperial Bank Warrants. In January 1996, we issued a warrant to purchase 83,333 shares of Common Stock to Imperial Bank. The exercise price of this warrant is $5.06280 per share, as adjusted to date. If the holder of this warrant exercises the warrant in full, we will receive gross proceeds of approximately $422,000.

         Brokerlink Option. In January and July 1996, we issued options to purchase up to an aggregate of 25,000 shares of Common Stock to Brokerlink, of which options to purchase 8,333 remain unexercised. The exercise price of the remaining options is $7.50 per share, as adjusted to date. If the holder of this option exercises the option in full, we will receive gross proceeds of approximately $62,000.

         Lew Lieberbaum & Co., Inc. Warrants. In July 1996, Lew Lieberbaum & Co., Inc. was the underwriter in connection with our offering and sale of units consisting of two shares of Common Stock and one Class C Redeemable Common Stock Purchase Warrant. Each Class C Redeemable Common Stock Purchase Warrant entitles the holder thereof to purchase one share of Common Stock for $6.8625 per share, as adjusted to date. As part of such transactions, we issued to Lew Lieberbaum & Co. warrants to purchase up to 71,250 units at an exercise price of $19.18125 per unit, each as adjusted to date. Accordingly, if the holders exercise all of the warrants to purchase units, we will receive gross proceeds of approximately $1,367,000. If the holders of such warrants also exercise in full the Class C Redeemable Common Stock Purchase Warrants issued to them when they purchased the units, we will receive gross proceeds of approximately $489,000.

         Class C Redeemable Common Stock Purchase Warrants. As part of the 1996 offering and sale of units described above, we sold 791,667 Class C Redeemable Common Stock Purchase Warrants, each of which entitle the holder thereof to purchase one share of Common Stock for $6.8625, each as adjusted to date. If the holders of Class C Redeemable Common Stock Purchase Warrants exercise their warrants in full, we will receive gross proceeds of approximately $5,433,000.

         Consultant's Option. In 1989, we issued to a consultant a ten year option to purchase 33,334 shares of Common Stock for $11.625 per share, each as adjusted to date. If the holder thereof exercises such option in full, we will receive gross proceeds of approximately $387,500.

         Arturo Feliu. As of February 1, 1998 we issued an option to purchase 25,000 shares of Common Stock at an exercise price of $2.281 per share to Arturo Feliu. Such options were issued pursuant to an agreement entered into in connection with the formation of KL/Phoenix and Mr. Feliu's employment as president thereof. In addition, pursuant to that same agreement, we issued an option to purchase an additional 12,500 shares at an exercise price of $10.25 per share to

Mr. Feliu as of February 1, 1999. If Mr. Feliu exercises all of these options in full, we will receive gross proceeds of approximately $185,000.

         In August 1997, we issued options to purchase an aggregate of 55,000 shares of Common Stock at an exercise price of $1.878, as adjusted to date, to Jeffrey Franklin, Steve Waterman, Buddy Epstein and Mark Phillips in connection with a production and distribution agreement. If the holders exercise all of these options in full, we will receive gross proceeds of approximately $103,000.

         We expect to use any proceeds we receive upon exercise of any of the options and warrants described above for working capital and general corporate purposes. We expect to continue to use a significant amount of our working capital to finance our development, production and distribution activities, including those of our feature film division as well as to continue to fund the working capital needs of Search. The amount of working capital required for production activities will vary depending on, among other things, actual production costs and the timing of payments from our customers. The amount of working capital required to fund Search's operations will depend on Search's results of operations.

                              SELLING SHAREHOLDERS

         An aggregate of 2,596,879 shares of common stock are being registered in this offering for the account of the selling shareholders. The selling shareholders may sell their shares commencing on the effective date of the registration statement of which this Prospectus is a part. Sales of the Common Stock may depress the price of the Common Stock in any market for the Common Stock. Sales of the Class C Redeemable Common Stock Purchase Warrants in any market for such securities could depress the price of the Class C Redeemable Common Stock Purchase Warrants.

         We will not receive any of the proceeds from the sale of the securities to the public but may receive proceeds from the exercise of options and warrants pursuant to which certain of the securities listed below may be issued. See "Use of Proceeds."

         The shares issuable upon exercise, if any, of the Class C Redeemable Common Stock Purchase Warrants or any other option or warrant will be issued upon such exercise by us. The table below presents certain information with respect to persons (other than the current holders of the Class C Redeemable Common Stock Purchase Warrants) for whom we are registering securities for resale to the public.


                                                                                           SHARES OF COMMON
                                    SHARES OF COMMON STOCK      NUMBER OF SHARES BEING    STOCK BENEFICIALLY
                                      BENEFICIALLY OWNED              OFFERED BY                 OWNED
       SELLING SHAREHOLDER             PRIOR TO OFFERING        SELLING SHAREHOLDERS        AFTER OFFERING
       -------------------             -----------------        --------------------        --------------
The Whittier Opportunity Fund               400,000                    400,000                     0
The Gordon and Dana Crawford                 75,000                     75,000                     0
  Trust, UTD 8/23/77, Gordon &
  Dana Crawford, Trustees
John W. Gildea                               20,000                     20,000                     0
Berrard Holdings Limited                    180,000                    180,000                     0
  Partnership
David E. Siminoff                            25,000                     25,000                     0
Kingdon Associates                          185,000                    185,000                     0
Kingdon Partners                            153,000                    153,000                     0
Kingdon Family Partnership, LP               62,000                     62,000                     0
Victory Ventures LLC                        100,000                    100,000                     0

Imperial Bank                              83,333(a)                    83,333                     0
9777 Wilshire Blvd., Fourth Fl.
Beverly Hills, CA  90212

Ron Bass                                   33,334(a)                    33,334                     0
Roland Perry                               25,000(b)                    25,000                     0
Robert A. Schneider                        59,805(c)                    59,805                     0
Jessy W. Dirks                            117,490(c)                   117,490                     0
Wellfleet Partners, Inc.                  106,875(d)                   106,875                     0
Leonard A. Neuhaus                        106,875(d)                   106,875                     0
Arturo Feliu                               37,500(a)                    37,500                     0
Jeffrey Franklin                           20,000(a)                    20,000                     0
Steve Waterman                             20,000(a)                    20,000                     0
Buddy Epstein                              7,500(a)                      7,500                     0
Mark Phillips                              7,500(a)                      7,500                     0

(a) Represents shares of Common Stock issuable upon exercise of options or warrants to purchase shares of Common Stock.

(b) Includes shares of Common Stock issuable upon exercise of options to purchase 8,333 shares of Common Stock.

(c) Represents shares of Common Stock issuable upon conversion of convertible subordinated debentures which are issuable upon exercise of warrants.

(d) Represents shares of Common Stock issuable upon exercise of warrants to purchase units consisting of two shares of Common Stock and one Class C Redeemable Common Stock Purchase Warrant, as well as shares of Common Stock issuable upon exercise of such Class C Redeemable Common Stock Purchase Warrants. The Class C Redeemable Common Stock Purchase Warrants described herein are also being registered as described in the table set forth below.


                             Shares of Class C         Number of Class C         Shares of Class C
                             Redeemable Common      Redeemable Common Stock      Redeemable Common
                          Stock Purchase Warrants   Purchase Warrants being   Stock Purchase Warrants
                             Beneficially Owned            Offered by            Beneficially Owned
Selling Shareholder           Prior to Offering        Selling Shareholders         After Offering
-------------------       ----------------------    ------------------------  -----------------------
Wellfleet Partners, Inc.        35,625(a)                    35,625                       0
Leonard A. Neuhaus              35,625(a)                    35,625                       0


(a) Represents 35,625 Class C Redeemable Common Stock Purchase Warrants issuable upon exercise of warrants to purchase units as described in footnote (d) of the preceding table. The Common Stock issuable upon exercise of these Class C Redeemable Common Stock Purchase Warrants is included in the number of shares of Common Stock set forth above as described in such footnote (d).


                              PLAN OF DISTRIBUTION

         We will pay all of the expenses, including, but not limited to, fees and expenses of compliance with federal and state securities or blue sky laws, incident to the registration of the shares, other than underwriting discounts and selling commissions, and fees or expenses, if any, of counsel or other advisors retained by one or more selling shareholders.

         The selling shareholders may offer the securities covered by this Prospectus at various times in one or more of the following transactions:

         - on the National Association of Securities Dealers Automated Quotation System National Market;

         -        on the Pacific Stock Exchange;

         -        in a transaction other than on such market or exchange;

         -        in connection with short sales of the securities;

         -        by pledge to secure debts and other obligations;

         - in connection with the writing of non-traded and exchange traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

         -        in a combination of any of the above transactions.

         The selling shareholders may sell their securities at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling shareholders may use broker-dealers to sell their securities. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of securities for whom they acted as agents.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

         Our authorized capital stock consists of 50,000,000 shares of common stock. At March 1, 1999, we had 11,250,313 shares of Common Stock issued and outstanding. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to the shareholders. In electing directors, however, each shareholder is entitled to cumulate votes for any candidate if, prior to the voting, such candidate's name has been placed in nomination and any shareholder has given notice of an intention to cumulate votes. The Common Stock is not subject to redemption or to liability for further calls or assessment. Holders of Common Stock will be entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available therefore and to share pro rata in any distribution to shareholders. The shareholders have no conversion, preemptive or other subscription rights.

Class C Redeemable Common Stock Purchase Warrants

         Each Class C Redeemable Common Stock Purchase Warrant entitles the holder thereof to purchase one share of Common Stock until July 23, 2001. The exercise price of the Class C Redeemable Common Stock Purchase Warrants is $6.8625, as adjusted to date. We may redeem the Class C Redeemable Common Stock Purchase Warrants at a redemption price of $.10 per Class C Redeemable Common Stock Purchase Warrant upon reaching certain trading prices for the Common
Stock and upon at least 30 days notice. Such warrants can be redeemed if (a) the closing high bid price of the Common Stock as reported on the NASDAQ National Market if traded thereon, (b) the closing high bid price of the Common Stock if listed on a national securities exchange (or other reporting system that provides last sales prices), or (c) if not traded thereon but traded on the NASDAQ SmallCap Market, over the counter or on the bulletin board, the average of the ask and bid price, has been at least 150% of the then exercise price of the Class C Redeemable Common Stock Purchase Warrants on all ten of the trading days prior to the third day prior to the day on which such notice is given.

         The exercise price and number of Class C Redeemable Common Stock Purchase Warrants may be subject to adjustment upon the occurrence of certain events, including a merger, acquisition, recapitalization or split of shares of Common Stock of the Company or the issuance by the Company of a stock dividend. Holders of Class C Redeemable Common Stock Purchase Warrants do not have any of the rights of shareholders of the Company. The Warrant Agent for the Class C Redeemable Common Stock Purchase Warrants is Corporate Stock Transfer, Inc.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Substantially all of the 11,250,313 shares of Common Stock outstanding as of March 1, 1999, and, subject to issuance, the 3,807,468 shares of Common Stock issuable upon exercise of outstanding options or warrants, or issuable upon conversion of outstanding convertible securities, will be freely tradeable in the public markets, in certain cases pursuant to a registration statement or available exemption from registration. Of such shares issuable upon exercise or conversion of outstanding securities, approximately 3,690,384 shares are issuable at or below $10.00 per share. The availability of shares for public sale, or the perception of such availability, may have a depressive effect on the market price of the Common Stock.

                                     EXPERTS

         The consolidated financial statements and the financial statement schedule of The Kushner-Locke Company included in the report on Form 10-K/A of the Company as of and for the year ended September 30, 1998, have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their reports, dated December 24, 1998, accompanying such financial statements and financial statement schedule, and are incorporated herein by reference in reliance upon the reports of such firm, which reports are given upon their authority as experts in accounting and auditing. Our consolidated financial statements as of September 30, 1997 and for each of the years in the two-year period ended September 30, 1997, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated herein by this reference, and upon the authority of said firm as experts in accounting and auditing.